MAIL STOP 0511

	May 25, 2005

Mr. Harvey L. Weiss
President and Chief Executive Officer
Fortress America Acquisition Corporation
3 Bethesda Metro Center
Suite 700
Bethesda, MD  20814


Re:	Fortress America Acquisition Corporation
Registration Statement on Form S-1
File No. 333-123504
Amendment No. 1 Filed April 8, 2005


Dear Mr. Weiss,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

2. In the context of whether the company has had contact with potential acquisition candidates, please disclose and detail any contacts between the company and any third party concerning a proposed business transaction. In this context, we are looking at any and all contacts regarding one or more potential business combination transactions taking place between the company, or its officers, directors, promoters, stockholders, affiliates, agents or representatives with any third party. This includes both contacts initiated by the company as well as those initiated by someone else.
Please note in particular that we are not seeking simply whether a potential business combination candidate has been "selected," but are looking more to the type, nature and results to date of any and all diligence, discussions, negotiations and/or other similar activities undertaken, whether directly by the company or an affiliate thereof, or by an unrelated third party, with respect to a business combination transaction involving the company. We may have further comment.

3. Provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by an existing stockholder as compared to a public stockholder. In this context we note that:
(i)
the existing stockholders are allowed, and may make purchases of shares in both the offering and in the open market subsequent to the offering; (ii) there appears to be a disincentive for public stockholders to exercise their conversion rights due to the fact that the amount available to such stockholders (approximately $5.38 per share) is virtually certain to be less than the purchase price paid for the unit in the offering ($6.00); and (iii) there does not appear to be a corresponding disincentive for existing stockholders to exercise their conversion rights since their existing shares have an effective purchase price of $0.0143 per share and thus even after paying the offering price and/or market price for the other shares acquired after the date of the prospectus, the effective cost to the existing stockholders of their shares will be less that the conversion price of approximately $5.38 per share. Similar disclosure should be provided, as applicable, with respect to the shares held by the Underwriters. We may have further comment.


4. Provide disclosure in a prominent place in the prospectus detailing the various fees, reimbursements and other cash flows being paid to the existing stockholders and/or officers and directors in this offering. We may have further comment.

5. Please name all promoters of the company. Refer to the definition of "promoter" in Rule 405 of Regulation C.

6. Provide, in an appropriate place, a discussion of the research and/or diligence undertaken or to be undertaken concerning the homeland security industry including, but not limited to the industry itself as well as the segments within the industry, the primary factors in the industry and segment which make an potential acquisition desirable/undesirable, the existence, number of and characteristics of the potential acquisition candidates within each segment, and the likelihood or probability for success of a proposed business combination transaction within each industry segment.

7. Please clarify with disclosure in an appropriate place whether the funds not held in trust could be used as a down payment or a lockup in a proposed business combination. To the extent they can, explain how ongoing expenses will be satisfied and include appropriate line item disclosure in the Use of Proceeds section identifying such use.
In addition, to the extent the funds not held in trust could be used for such purpose, the summary and risk factor disclosure should make clear that in the event of a breach by the company, these funds would be forfeited, the company would no longer be able to conduct due diligence or other similar operations without additional financing, and that without additional financing, holders could lose on their investment in the units.

8. We note that your initial business combination must be with a business with a fair market value of at least 80% of your net assets at the time of acquisition. Please clarify throughout that there is no limitation on your ability to raise funds privately or through loans that would allow you to acquire a company with a fair market value in any amount greater than 80% of your net assets at the time of acquisition. Disclose as well whether any such financing arrangements have been entered into or contemplated with any third parties to raise such additional funds through the sale of securities or otherwise.


Prospectus Summary, page 1

9. Discuss, on page 2 under "The Offering", and elsewhere in the prospectus as appropriate, the material factors that Sunrise Securities Corp. will consider in determining whether to allow the common stock and warrants to begin trading separately prior to the 90th day after the date of the prospectus.

10. Please note, here or in another appropriate place, whether the company plans to amend its 8-K filing to provide an audited balance sheet to reflect the exercise of the over-allotment option if such exercise does not take place prior to the filing of the 8-K to reflect the consummation of the offering.

11. Disclose here, and elsewhere as appropriate, whether the redemption of the warrants by the company would include the warrants held by Sunrise Securities as a result of the exercise of the Underwriters` option, and if so, discuss the conflicts of interest that result from Sunrise Securities having the right to consent before the company can exercise its redemption rights. Alternatively, if such warrants are not included, discuss the reasons why such warrants are not included.

12. Disclose, here or elsewhere as appropriate, the rationale for requiring the stock to trade at $8.50 per share or more and weekly trading to equal at least 200,000 shares for the prior two calendar weeks in order for the redemption rights to apply.

13. Provide, here and elsewhere in the prospectus as appropriate, a definition for the term "public shareholder" as used by the company with respect to this offering. In this context, please discuss in particular whether this term would include the "existing shareholders" of the company and/or their affiliates, in the case of shares held by such persons that are acquired in the offering, or pursuant to open market purchases of units, common stock or warrants.

14. Briefly detail, here or elsewhere in the prospectus as appropriate, the "certain limited exceptions" to the requirement that all existing stockholders` shares shall not be transferable during the escrow period and cannot be released from escrow for three years from the date of the prospectus.

Risk Factors, page 7
15. You should present as risk factors only those that represent a material risk to Fortress America or investors in this offering. Do not include risk factors that could apply to any issuer or to any other offering. Each factor must also explain how it applies to your company or your offering. For example, the twenty-sixth risk factor is generic in nature. This risk factor should be revised, deleted, or moved to another section of the prospectus as appropriate.

16. In the ninth risk factor, as well as numerous other places in the prospectus, you make reference to the fact that it is the company`s expectation that the current management will remain associated with the company after the consummation of the business combination. Detail how the company intends to accomplish this, referencing the necessary transaction structure, valuation determinations, exchange ratios, and other contingencies which must be addressed and structured so as to ensure that the company`s management will be able to maintain its position with the company post-business combination.

17. Please add a separate risk factor to address the number of "blank check firm commitment" offerings currently and recently (i.e., within the last three years) in the market place, disclose the number of such transactions which have found business combination candidates and have consummated such transaction, respectively, and the impact competition by such entities could have on your ability to locate a target and successfully complete a business combination. In addition, please address the aggregate amount of offering proceeds that currently sit in escrow.

Proposed Business, page 21

Introduction

18. To the extent that the company has prioritized the industries segments with respect to preference for conducting a combination transaction, provide disclosure of such preferences, including a discussion of the reasons for such preferences from the company`s standpoint.

19. Disclose in an appropriate place the extent to which the company will be required to have special licensing and/or training to own and operate business which constitute the homeland security industry and to extent that such obligations do exist, provide detail of such obligations and the costs associated with such compliance.

Effecting a Business Combination

20. In light of the company`s requirement that any acquisition must be of a company with a fair market value equal to at least 80% of the company`s net assets, discuss how the company would be able to effectuate a business combination with more than one target business.
In addition, add disclosure to discuss the special issues and concerns that would arise in attempting to consummate the acquisition of several operating businesses at the same time.

We have not identified a target business

21. Expand your discussion concerning potential business combination candidates to specify, for each industry segment, the factors and criteria the company will be focusing upon in each industry segment in order to determination viable business combination candidates, the number of segment participants that qualify as potential combination candidates given the company`s established criteria and, to the extent not excessive in number, identify such candidates by name and provide relevant information (both financial and narrative) concerning such entities. We may have further comment.

Sources of Target Business

22. We note the disclosure that the company will not pay any finders or consulting fees to the existing stockholders. Please expand this disclosure, if accurate, to affirmatively confirm that the existing stockholders will receive no finders fees, consulting fees, or any similar type fees or other compensation from any other person or entity in connection with any business combination involving the company or an affiliate thereof.

Management, page 29

23. Please define the term "Homeland Security Consolidator."

24. Please disclose the current status of Kellstrom Industries and Direct Furniture, Inc.

25. Please disclose the operations conducted by SAFLINK
Corporation.

26. In the penultimate paragraph under "Conflicts of interest," clarify the disclosure to affirmatively state that existing stockholders are not required to vote any shares they hold which were not owned prior to the offering in accordance with the vote of the majority of the public stockholders and that such shares may be voted either for or against the proposed business combination in the existing holder`s own discretion. In addition, clarify, here and elsewhere as appropriate, that with respect to shares held by an existing stockholder which were not acquired prior to the offering (whether pursuant to the offering, or pursuant to open market purchases) that the existing stockholder may vote against the proposed business combination and exercise his/her conversion rights in the event that the business combination transaction is approved by the requisite number of stockholders.

Principal Stockholders, page 33

27. Please disclose all roles played by Sunrise Securities in the offering. We note statements on the Sunrise Securities
Corporation
website that Sunrise offers both financing and M&A services and "is committed to providing full service banking capabilities to growth-oriented early stage and middle-market companies" that it structures, markets, and executes equity and equity-related offerings.

Certain Transactions, page 34

28. Provide the basis for the statement that "[A]ll ongoing and future transactions" between the company and its officers, directors or their affiliates will on terms believed to be no less favorable than would be available from unaffiliated third parties.

Description of Securities, page 36

29. In the disclosure under the heading "Shares Eligible for Future
Sale," briefly discuss the "certain limited exceptions" pursuant to which the existing stockholder shares will be released from escrow prior to the three-year period provided for in the agreement.

Underwriting, page 40

30. Tell us whether Sunrise Securities Group or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.

31. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

32. Does the company or do the underwriters intend to engage a directed share program in conjunction with this offering by the selling shareholders? If so, supplementally describe to us the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

Financial Statement Comments

General

33. Your attention is directed to Item 310(g) of Regulation S-B and the possible need for updated financial statements and related disclosures.

34. You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement.


Underwriting Agreement

35. We note that, pursuant to paragraph 6.2 of the underwriting agreement, if a default of over 10% of the "Firm Units" occur, and neither party is able to find a suitable purchaser to cover the default amount, that the agreement "may be terminated." Supplementally, please explain how the proposed offering may still be considered a "firm commitment" in light of the language in the underwriting agreement.

Closing Comments


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Maureen Bauer (202) 942-1824 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 824-5532, or Mike Karney, who supervised the review of your filing, at (202) 551-3847.


						Sincerely,



						John Reynolds
      Assistant Director


cc:  	Ms. Kristine Wellman
	Fax:  (216) 479-8780
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Harvey L. Weiss
Fortress America Acquisition Corporation
May 25, 2005
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